SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

               (Name of company filing this statement and address
                         of principal executive offices)

                                    GPU, INC.

                 (Name of top registered holding company parent)





T. G. Howson,                             Douglas E.  Davidson, Esq.
Vice President and Treasurer              Thelen Reid & Priest LLP
M. J. Connolly,                           40 West 57th Street
Vice President - Law                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960


                        W. Edwin Ogden, Esq.
                        Ryan, Russell, Ogden & Seltzer LLP
                        1100 Berkshire Boulevard
                        Suite 301
                        Reading, Pennsylvania  19601-1221

                   (Names and addresses of agents for service)



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ITEM 1.  Description of Proposed Transaction.
         -----------------------------------

      A. GPU, Inc, ("GPU") and FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation and an exempt holding company, have entered into an Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"). The Merger Agreement provides that upon receipt of all required approvals, including shareholder approvals, GPU will merge with and into FirstEnergy, with
FirstEnergy being the surviving corporation (the "Merger Transaction"). Immediately after the merger, GPU's existing public utility subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company, as well as GPU's other non-utility subsidiary companies, will become wholly owned subsidiaries of FirstEnergy, either directly or indirectly.


      B. The Merger Transaction is further described In the Form S-4 Registration Statement, as amended, of FirstEnergy (SEC Reg. No. 333-46444), which contains the Joint Proxy Statement/Prospectus of FirstEnergy and GPU relating to the Merger Transaction. The Commission has declared the Registration Statement effective under the Securities Act of 1933. The definitive Joint Proxy Statement was filed with the Commission on October 18, 2000.

      C. GPU and FirstEnergy have scheduled special meetings of their shareholders on November 21, 2000 for the purpose of obtaining required shareholder approvals relating to the Merger Transaction. GPU will seek to obtain approval of the Merger Transaction by the affirmative vote of the holders of a majority of the shares of common stock cast at the meeting; the affirmative vote of a majority of FirstEnergy's outstanding shares of common stock is required to approve the Merger Transaction. Accordingly, GPU respectfully requests that the Commission grant it authority to solicit proxies from its shareholders ("Solicitation") at the earliest practicable date. Separate Commission authorization under the Act will be sought to consummate the Merger Transaction and for related transactions.

      D.        Rule 54 Analysis.

            (a) As described  below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1).  By Order dated  November 5, 1997 (HCAR No.  35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

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                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial  statements  will be prepared in
                        accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will
                        be kept in accordance with GAAP;

                              (2) the financial  statements for such  subsidiary
                        will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to  maintain  books and records in
                        accordance with GAAP;

                              (2) the financial  statements of such entity to be
                        prepared in accordance with GAAP; and



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


                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies  of  this  Declaration  on Form  U-1  are  being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 renders paragraph (a) of that Rule unavailable for the proposed transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.44 billion) represented a decrease of


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1 Penelec  is also  subject to retail  rate  regulation  by the New York  Public
Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


            approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the Solicitation. The Solicitation does not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have any effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

      At June 30, 2000, GPU's common equity and debt represented 31.4% and 68.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the

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credit ratings of GPU's electric utility subsidiaries.(2)

      GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000. The Solicitation will have no impact on GPU's capitalization or earnings.

ITEM 2.  Fees, Commissions and Expenses.
         -------------------------------

      A. GPU estimates that the total amount of all fees and expenses to be incurred in connection with the Solicitation will not exceed $100,000. GPU has engaged the services of ChaseMellon Shareholder Services L.L.C. to assist in the Solicitation and has agreed to pay ChaseMellon Shareholder Services L.L.C. a fee for its services of $10,500, together with reimbursement of its reasonable out of pocket expenses.

      B. Solicitation will also be made in person or by letter, telephone, facsimile or telegraph, and may be made by directors, officers and employees of GPU and its subsidiaries.

ITEM 3.  Applicable Statutory Provisions.
         --------------------------------

      Section 12(e) and Rule 62 are applicable to the Solicitation.

ITEM 4.  Regulatory Approvals.
         ---------------------

      The Solicitation is not subject to the jurisdiction of any State commission or any federal commission, other than your Commission.

ITEM 5.  Procedure.
         ----------

      It is requested that the Commission issue an order with respect to the Solicitation at the earliest practicable date but, in any event, not later than November 3, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the

-------------------
2 The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

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Commission,  (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     Exhibits and Financial Statements.
            ----------------------------------

      (a)   Exhibits

            A    -          Proxy    materials   of   GPU   and    FirstEnergy
                            (incorporated  by  reference  to Form  S-4,  Proxy
                            Statement/Prospectus  of FirstEnergy  and GPU, SEC
                            Reg. No. 333-46444).

            F-1  -          Opinion of Thelen Reid & Priest LLP.

            F-2  -          Opinion of Ryan, Russell, Ogden & Seltzer LLP.

            H    -          Capitalization   Ratios   as  at  June  30,   2000
                            (incorporated   by   reference   to   Exhibit   H,
                            Post-Effective  Amendment  No.  3,  SEC  File  No.
                            70-7670).

            I    -          Proposed form of public notice.

      (b)   Financial Statements:
            Omitted as not relevant to the Solicitation.

ITEM 7.     Information as to Environmental Effects.
            ----------------------------------------

      (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the Solicitation.



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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.



                                    By:   /s/ B. L.Levy
                                       ---------------------------------------
                                          B. L. Levy
                                          Senior Vice President



Date: October 31, 2000


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